EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	9/30/2014	9/30/2014
EARNINGS
Income Before Income Taxes	$119,523	$122,887	$192,257	$180,835	$163,681	$134,644	$122,962
Fixed Charges (as below)	62,235	65,834	58,822	58,984	57,647	58,490	43,983
Total Earnings	$181,758	$188,721	$251,079	$239,819	$221,328	$193,134	$166,945

FIXED CHARGES
Interest Expense	$59,093	$63,362	$54,700	$55,286	$53,175	$54,168	$41,009
Credit for Allowance for Borrowed Funds Used During Construction	1,142	572	822	1,098	2,272	2,122	1,324
Estimated Interest Element in Lease Rentals	2,000	1,900	3,300	2,600	2,200	2,200	1,650
Total Fixed Charges	$62,235	$65,834	$58,822	$58,984	$57,647	$58,490	$43,983

Ratio of Earnings to Fixed Charges	2.92	2.86	4.26	4.06	3.83	3.30	3.79